UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31,  2018

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 0-14706.

A.Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

B.Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Ingles Markets, Incorporated

P.O. Box 6676

Asheville, North Carolina 28816

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Audited Financial Statements

and

Supplemental Schedule

as of December 31, 2018 and 2017

and for the Year Ended December 31, 2018

(with Report of Independent Registered Public Accounting Firm)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Table of Contents

December 31, 2018 and 2017

Page(s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	3

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Supplemental Schedule:
Schedule H, Line 4i–Schedule of Assets (Held at End of Year)	10-12

Signatures	13

Exhibit Index	14

Report Of Independent Registered Public Accounting Firm

Participants of the Ingles Markets, Incorporated Investment / Profit Sharing Plan

and the Audit, Fiduciary Investment and Administrative Committee of

Ingles Markets, Incorporated

Black Mountain, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, and the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes and supplemental schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the basic financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income

Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Dixon Hughes Goodman LLP

We have served as the Company’s auditor since 2011.

Asheville, North Carolina

June 27, 2019

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
Assets	2018	2017
Investments at fair value (See Notes 3 and 5)	$103,281,562	$108,977,158
Notes receivable from participants	6,495,982	6,445,160
Cash and cash equivalents	0	(59)
Net assets available for benefits	$109,777,544	$115,422,259

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2018

Additions to net assets attributed to:
Investment income (loss):
Net depreciation in fair value of investments	$(11,392,245)
Interest, dividends and capital gain distributions	3,324,260
(8,067,985)

Interest income on notes receivable from participants	301,800

Contributions:
Employer	2,758,272
Participant	7,826,094
Rollovers	231,833
10,816,199
Total additions	3,050,014

Deductions to net assets attributed to:
Benefits paid to participants	8,343,141
Administrative expenses	351,588
Total deductions	8,694,729
Net decrease	(5,644,715)
Net assets available for benefits:
Beginning of year	115,422,259
End of year	$109,777,544

The accompanying notes are an integral part of these financial statements.

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2018 and 2017

1.	Description of the Plan

The following description of the Ingles Markets, Incorporated Investment/Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of the Plan document are available from the Fiduciary Investment and Administrative Committee.

General - The Plan is a defined contribution plan covering substantially all employees of Ingles Markets, Incorporated (the “Company” and “Plan Sponsor”) and its wholly-owned subsidiary, Milkco, Inc., who have completed one year of eligible service as defined in the Plan document and are at least 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - The Plan provides for three types of contributions: (i) Company profit sharing plan contributions to the Ingles Stock Fund - Class B made by the Company - discretionary in nature; no participant 401(k) contributions can be made to the Ingles Stock Fund - Class B, (ii) participant 401(k) contributions from one percent to 50 percent (in increments of one percent) of their pre-tax annual compensation as defined in the Plan document (subject to regulatory limitations), and (iii) Company
401(k) matching contributions, discretionary in nature and determined by the Company for each payroll period. The Plan has an automatic increase feature for participant deferral amounts.  Participants are allowed to make designated Roth contributions and Roth rollovers to the Plan.  The Company matched 50% of contributions up to 5% of a participant’s compensation as defined in the Plan document as of April 1, 2017.  Prior to April 1, 2017, the Company matched 50% of contributions up to 3% of a participant’s compensation as defined in the Plan document. In addition, all participants who have attained age 50 before the close of the Plan year shall be eligible to make catch-up contributions, also subject to regulatory limitations.

Upon enrollment in the Plan, participants may direct participant and Company matching contributions in one percent increments to any of the Plan’s fund options, including the Ingles Class A Stock Fund. Participants may change their investment options daily. Plan participants may divest employer contributions of Company Class B stock and reinvest in other investment options.

In 2018, the Company made net discretionary 401(k) matching contributions of $2,758,272. The Company made no discretionary profit sharing contributions during 2018.

Participant Accounts - Each participant’s account is credited with the participant’s contributions and any Company matching and profit-sharing contributions. Allocations of Plan earnings or losses are based on participant account balances, participant compensation as defined in the Plan document, or participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures - Contributions by participants plus actual earnings thereon are immediately vested and non-forfeitable. Participants become vested in the Company’s matching and profit sharing contributions on a graduated basis with 100 percent vesting occurring after the completion of six years of service.

Forfeited balances can be utilized to pay Plan expenses, reduce matching contributions or to reduce non-elective contributions.

Forfeitures of $135,314 were used during 2018 to reduce the Company’s matching contributions. Unallocated forfeitures at December 31, 2018 and 2017 were $30,026 and $68,787, respectively.

Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $500 to a maximum equal to the lesser of $50,000 or 50 percent of their vested balances with the term of the loan not exceeding five years except for loans to purchase the borrower’s principal residence whose term shall not exceed ten years. The loans are secured by the balance in the participant’s account. The interest rate used will be comparable to rates charged by local lending institutions for similar loans. Principal and interest are paid ratably through employee payroll deductions. At December 31, 2018, outstanding loans bore interest rates ranging from 4.25% to 10.00%.

Payment of Benefits - Upon termination of service, death, disability or retirement, participants, or their beneficiary in the case of death, may receive a lump-sum amount, partial distribution or payments over a period certain in monthly, quarterly, semiannual or annual cash installments equal to the vested value of their account.

In-service withdrawals are available in certain circumstances, as defined in the Plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need. Hardship withdrawals are strictly regulated by the Internal Revenue Service (“IRS”) and a participant must exhaust all available loan options and available distributions prior to requesting hardship withdrawals.

Administrative Expenses - The Plan’s administrative expenses are paid by either the Plan or the Company, as provided by the Plan document. Certain legal and accounting fees and certain administrative expenses relating to the Plan are paid by the Company and will not be reimbursed by the Plan.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Summary of Accounting Policies

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates and assumptions.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3  for discussion of fair value measurements.    Plan management determines the Plan’s valuation policies utilizing information provided by the trustee.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Payment of Benefits - Benefits are recorded when paid.

Subsequent Events - The Company has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through June 27, 2019, the date the financial statements were issued.

3.	Fair Value Measurements

Fair value as defined under GAAP is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

• Level 1:	Observable inputs such as quoted prices in active markets.

• Level 2:	Inputs other than quoted prices in active markets that are either directly or indirectly observable.
• Level 3:	Unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks

Common stocks in the Plan are publicly traded investments and are valued daily at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds

Mutual funds are publicly traded investments and are valued daily at the closing price reported on the active market on which the funds are traded.

Common Collective Trust Funds

These funds are valued at the net asset value (“NAV”) of units of the collective fund. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the funds will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to require 12 months’ notification in order to ensure that securities liquidations will be carried out in an orderly business manner.  The common collective trust funds are not required to be classified within a level on the fair value hierarchy.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2018 and 2017:

	Fair Value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$44,837,099	$—	$—	$44,837,099
Common stocks	11,329,048	—	—	11,329,048
Total assets in the fair value hierarchy	$56,166,147	$—	$—	56,166,147
Investments measured at net asset value (a)				47,115,415
Investments at fair value				$103,281,562

	Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$45,215,477	$—	$—	$45,215,477
Common stocks	14,488,292	—	—	14,488,292
Total assets in the fair value hierarchy	$59,703,769	$—	$—	59,703,769
Investments measured at net asset value (a)				49,273,389
Investments at fair value				$108,977,158

(a)

In accordance with GAAP, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.

The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31, 2018 and 2017.  There no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	Fair Value	Fair Value			Redemption
	December 31,	December 31,	Unfunded	Redemption	Notice
	2018	2017	Commitments	Frequency	Period
Common collective trust funds	$ 47,115,415	$49,273,389	None	Daily	12 months

The Plan recognizes transfers between the levels as of the beginning of the reporting period. There were no transfers between the levels for the years ended December 31, 2018 and 2017.

4.	Income Tax Status

The Plan has received a determination letter from the IRS dated November 14, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “IRC”) and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status.

Effective January 1, 2017 the Employer adopted fully the Volume Submitter Plan and Trust provisions under the Wells Fargo Bank, N.A. Defined Contribution Volume Submitter Plan and Trust.  The Plan has not obtained a determination letter from the IRS stating that the volume submitter plan was in compliance with the applicable requirement of the IRC. The Plan is relying on the IRS approval of the volume submitter plan that it is utilizing. The IRS has determined and informed the document sponsor by a letter dated March 31, 2014 that the volume submitter plan document was designed in accordance with applicable sections of the IRC. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no  uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.	Exempt Party-in-Interest Transactions

Certain Plan investments are managed by Wells Fargo Bank, N.A., the trustee as defined by the Plan, and therefore these transactions qualify as exempt party-in-interest transactions.

Participants may direct investment of their Plan balances into the Target My Retirement program where the trustee is responsible for managing the investments in participant accounts. These transactions qualify as party-in-interest transactions. Fees paid by Plan participants under the Target My Retirement program were included as a reduction of the return earned on each fund. Target My Retirement investments utilize the following funds:

Wells Fargo/Blackrock AGG BD Index CIT TR
Wells Fargo/Blackrock Intl Eq Index CIT TR

Wells Fargo/Blackrock RU 2000 Index CIT TR
Wells Fargo/Blackrock S&P Midcap Index CIT TR
Wells Fargo/Blackrock LC Growth Index CIT TR
Wells Fargo/Blackrock LC Value Index CIT TR
Wells Fargo/Blackrock S&P 500 Index CIT TR
Wells Fargo/Blackrock Short-Term Investment Fund TR

The trustee for the Plan is responsible for maintaining custody of the investment funds, excluding Ingles Markets, Incorporated stock. The Company’s Fiduciary Investment and Administrative Committee (the “Committee”) appoints the trustee responsible for maintaining custody of the Company stock component of the Ingles Stock Fund – Class B and the Ingles Stock Fund Class A.  The Committee engages an independent co-fiduciary to assist in the selection and monitoring of the Plan’s investments funds.  Transactions related to the Company stock, including dividend income of $236,730, qualify as party-in-interest transactions.

Due to restrictions on the trading periods of the Company stock, effective May 2007, the Plan Sponsor may advance funds to the Plan for the purpose of making distributions of participants’ holdings in the Company Stock Fund – Class B. Advances are interest free and will be repaid through the dividends received on the Company Class B stock and the sale of Class B shares to the Plan Sponsor or other qualified transferee, or the conversion of the Company Class B stock to Class A stock and subsequent market sale of the Class A shares. No transactions were made between the Plan Sponsor and the Plan during calendar year 2018.

6.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Because the Ingles Stock Fund - Class B and the Ingles Class A Stock Fund are not diversified, they may experience wider variation in value than the other Plan funds.

SUPPLEMENTAL SCHEDULE

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2018

EIN: #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Common collective trust funds:
*	Wells Fargo Bank, N.A.	Stable Return Fund N		$16,612,473
*	Wells Fargo Bank, N.A.	Enhanced Stock Market Fund N		14,050,333
*	Wells Fargo Bank, N.A.	Blackrock AGG BD Index CIT TR		6,396,394
*	Wells Fargo Bank, N.A.	Blackrock Intl Eq Index CIT TR		2,910,808
*	Wells Fargo Bank, N.A.	Blackrock RU 2000 Index CIT TR		907,008
*	Wells Fargo Bank, N.A.	Blackrock LC Growth Index CIT TR		125,842
*	Wells Fargo Bank, N.A.	Blackrock LC Value Index CIT TR		607,382
*	Wells Fargo Bank, N.A.	Blackrock S&P Midcap Index CIT TR		1,443,806
*	Wells Fargo Bank, N.A.	Blackrock S&P 500 Index CIT TR		3,500,849
*	Wells Fargo Bank, N.A.	Blackrock Short-Term Investment Fund TR		560,520
				$47,115,415
	Mutual funds:
	American Funds	Growth Fund of America R6		3,957,220
	Goldman Sachs	Growth Opp FD		2,977,470
	American Beacon Advisors, Inc.	Large Cap Value		1,651,323
	Oakmark Funds	International Fund		3,373,627
	Vanguard	Total International Index Fund		321,159
	Natixis Loomis, Sayles	Investment Grade Bond Fund		4,881,734

				(continued)

INGLES MARKETS, INCORPORATED

INVESTMENT/PROFIT SHARING PLAN

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) (Continued)

December 31, 2018

EIN:     #56-0846267

Plan No. 001

		(c) Description of Investment
		Including Maturity Date, Rate of		(e)
	(b) Identity of Issue, Borrower,	Interest, Collateral, Par or		Current
(a)	Lessor or Similar Party	Maturity Value	(d) Cost **	Value
	Mutual funds, continued:
	Vanguard	Total Bond Market Index		633,239
	T. Rowe Price	Small Cap Stock I #525		805,383
	Vanguard	Extended Market Index		4,854,113
	Vanguard	Selected Value		333,458
	JP Morgan Investment Advisors	Smart Retirement Inc		998,016
	JP Morgan Investment Advisors	Smart Retirement 2020		2,901,865
	JP Morgan Investment Advisors	Smart Retirement 2025		4,016,897
	JP Morgan Investment Advisors	Smart Retirement 2030		3,057,134
	JP Morgan Investment Advisors	Smart Retirement 2035		2,524,543
	JP Morgan Investment Advisors	Smart Retirement 2040		1,735,050
	JP Morgan Investment Advisors	Smart Retirement 2045		1,715,982
	JP Morgan Investment Advisors	Smart Retirement 2050		2,576,202
	JP Morgan Investment Advisors	Smart Retirement 2055		1,522,684
				$44,837,099

	Employer Securities:
*	Ingles Markets, Incorporated	Ingles Stock Fund – Class B		6,752,041
*	Ingles Markets, Incorporated	Ingles Class A Stock Fund		4,577,007
				$11,329,048
*	Participant loans***	Interest-bearing at 4.25% - 10.00%,
		maturing January 2019 through August 2025		6,495,982
				$109,777,544

*Party-in-interest

**Cost information omitted for participant-directed investments.

***The accompanying financial statements classify participant loans as notes receivable from participants.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Ingles Markets, Incorporated Investment/Profit Sharing Plan

Date: June 27, 2019	By:	/s/ Ronald B. Freeman
Ronald B. Freeman Plan Administrative Committee Member

	By:	/s/ Cynthia Brooks
Cynthia Brooks Plan Administrative Committee Member

	By:	/s/ Patricia Jackson
Patricia Jackson Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit 23 Consent of Dixon Hughes Goodman LLP